

February 18, 2014

Via E-mail
Mr. Bryan K. Davis
Chief Financial Officer
Brookfield Office Properties Inc.
Brookfield Place, 181 Bay Street
Suite 330, P.O. Box 770
Toronto, Ontario M5J 2T3

> **Re:** **Brookfield Office Properties Inc.**
> **Schedule 13E-3**
> **Schedule 14D-9F**
> **Filed February 12, 2014**
> **File No. 005-59615**

Dear Mr. Davis:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 14D-9F

Reasons for Recommendation, page 7

1. The references to arm's length negotiations on page 9 and elsewhere in the schedule are inappropriate in a transaction with affiliates. Please eliminate these references.

Certain Unaudited Financial Projections, page 33

2. BPY projections appearing on pages 25 and 34 of Exhibit (c)(4) and (c)(5), respectively, of the Schedule 13E-3 appear to differ from each other and those appearing in the

Form F-4 of Brookfield Property Partners L.P. Please advise why these projections were not disseminated to security holders.

Purchases of Securities of the Company — Normal Course Issuer Bids, page 37

3.   Please provide all information required by Item 1002(f) of Regulation M-A.

Arrangements Between the Company and Its Directors and Officers, page 39

4.   Please provide all information required by Item 1011(b) of Regulation M-A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
       Gerald D. Shepherd, Esq.
       Davies Ward Phillips & Vineberg LLP